FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

50 Main Street

White Plains, New York 10606

April 26, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Great-West Life & Annuity Insurance Company (“First Great-West”)
COLI VUL-2 Series Account (“Registrant”)
Post-Effective Amendment No. 8 to Registration Statement on Form N-6 (“Amendment”)
File Nos. 333-144503 & 811-22091

Commissioners:

On behalf of First Great-West and the above-named Registrant and pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“Securities Act”), filed herewith is one electronically formatted copy of the above-captioned Amendment to Registrant’s registration statement on Form N-6 for a flexible premium variable universal life insurance policy (the “Policy”).

The Amendment reflects changes in response to comments of the Commission staff (“Staff”) on post-effective amendment No. 7 (“Amendment No. 7”) to Registrant’s registration statement, filed pursuant to Rule 485(a) under the 1933 Act on February 28, 2011, and makes other changes to update information required to be updated annually.

Set forth below is each Staff comment, communicated by telephone call to Registrant’s outside counsel on March 25, 2011, by Mr. Patrick Scott of the Commission’s Office of Insurance Products, followed by Registrant’s response.

Comment No. 1

With regard in including an additional prospectus relating to the same Policy in Registrant’s existing registration statement, the Staff now takes the position that, a new prospectus for enhanced contracts with different fees and charges requires a new registration statement, whereas

U.S. Securities and Exchange Commission

April 26, 2011

a new prospectus for new riders may be included in the same registration statement. The new prospectus filed in Amendment No. 7 has different current fees and charges that appear to warrant a new registration statement. Under the circumstances, however, particularly in light of Registrant’s October 29, 2010 filing containing the identical new prospectus for the Policy, which the Staff reviewed and Registrant withdrew for business reasons on December 27, 2010, the Staff will permit this filing to go effective if Registrant includes both prospectuses in the existing registration statement.

Response

Comment complied with. No sales were made, and no Policies were issued, under the initial prospectus filed with the registration statement (“old prospectus”). The old prospectus is not included in the Amendment because after May 1, 2011, the old prospectus will not be used. Accordingly, pursuant to filing of the Amendment, the registration statement now contains only the new prospectus that will be used for Policies issued after May 1, 2011.

Comment No. 2

Include “Tandy” representations in correspondence accompanying the Amendment.

Response

As requested by Mr. Patrick Scott of the Commission’s Office of Insurance Products, Registrant hereby acknowledges as follows:

•	Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Comments of the Commission Staff or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Registrant may not assert Staff comments as a defense to any action initiated by the Commission under the federal securities laws of the United States, except as otherwise legally permissible.

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U.S. Securities and Exchange Commission

April 26, 2011

Please direct any question or comment concerning the Amendment to me at 303-737-3821 or to Ann B. Furman of Jorden Burt LLP at 202-965-8130.

  Sincerely yours,

  /s/ Julie J. Collett

  Julie J. Collett

  Managing Counsel

cc:	Patrick F. Scott, Esq.
Office of Insurance Products